Exhibit 12.1

Universal City Florida Holding Co. I and Universal City Florida Holding Co. II and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended December 31,
	2006	2006	2005
Earnings
Net income	$53,534	$3,790	$648
(Income) loss from joint ventures	(1,724)	711	178
Fixed charges	149,257	150,090	142,777
Amortization of capitalized interest	6,929	6,799	6,759
Distributions from joint ventures	3,681	164	529
Capitalized interest	(1,848)	(817)	(244)

Earnings before fixed charges	$209,829	$160,737	$150,647

Fixed Charges
Net interest expense	$146,728	$148,519	$141,766
Capitalized interest	1,848	817	244
Interest implicit in rentals	681	754	767

Total fixed charges	$149,257	$150,090	$142,777

Ratio of earnings to fixed charges	1.4	1.1	1.1